Filed by Southwestern Energy Company

Commission File No.: 001-08246

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Montage Resources Corporation

Commission File No.: 001-36511

Date: August 13, 2020

On August 13, 2020, Montage Resources Corporation (“Montage”) sent the following communication to its employees on behalf of Southwestern Energy Company (the “Company”) relating to the Company’s pending merger with Montage (the “Merger”).

Montage Employee Email

Subject: A Note from SWN CEO Bill Way

Dear Montage Resources Employees,

As you know by now, Montage Resources and Southwestern Energy (SWN) have mutually agreed to merge the two companies. It’s been a real pleasure getting to know John and the Montage leadership team. We are looking forward to meeting the Montage team over the coming weeks and learning more about your impressive outperformance culture, which is evidenced by your consistent strong business performance.

Health, safety and the care for the environment where we work and live is a core value of SWN. We believe that during times of great change, we all must take extra care to look after one another in support of this core value.

As a part of our rich core-value based culture, SWN’s leadership will be reaching out to connect with you and introduce ourselves. Montage employees will be receiving invitations for introductory calls soon. We hope that you are able to take time to join one of these calls.

There are several steps that must be taken before the transaction closes, which we expect to occur in the fourth quarter of 2020. We already have joint integration teams in place that are working hard on detailed plans to bring our two companies together in the most effective way.

On behalf of the entire Southwestern team, we’re excited about the opportunities that our combination will bring and we’re looking forward to working with you.

Sincerely,

Bill

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “predict,” “budget,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “continue,” “project,” “projection,” “goal,” “model,” “target,” “potential,” “may,” “will,” “objective,” “guidance,” “outlook,” “effort,” “are likely” and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.

The forward-looking statements contained in this document are largely based on our expectations for the future, which reflect certain estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions, operating trends, and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. As such, management’s assumptions about future events may prove to be inaccurate. For a more detailed description of the risks and uncertainties involved, see “Risk Factors” in our most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events, changes in circumstances, or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. Management cautions you that the forward-looking statements contained in this communication are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas, oil and natural gas liquids, including regional basis differentials and the impact of reduced demand for our production and products in which our production is a component due to governmental and societal actions taken in response to the COVID-19 pandemic; our ability to fund our planned capital investments; a change in our credit rating, an increase in interest rates; the extent to which lower commodity prices impact our ability to service or refinance our existing debt; the impact of volatility in the financial markets or other global economic factors, including the impact of COVID-19; difficulties in appropriately allocating capital and resources among our strategic opportunities; the timing and extent of our success in discovering, developing, producing and estimating reserves; our ability to maintain leases that may expire if production is not established or profitably maintained; our ability to realize the expected benefits from recent acquisitions and the Merger between the Company and Montage; our ability to enter into an amendment to our credit agreement to permit the assumption of the senior notes of Montage in the Merger; the consummation of or failure to consummate the Merger and the timing thereof; costs in connection with the Merger; integration of operations and results subsequent to the Merger; our ability to transport our production to the most favorable markets or at all; the impact of government regulation, including changes in law, the ability to obtain and maintain permits, any increase in severance or similar taxes, and legislation or regulation relating to hydraulic fracturing, climate and over-the-counter derivatives; the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally; the effects of weather; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; credit risk relating to the risk of loss as a result of non-performance by our counterparties; and any other factors listed in the reports we have filed and may file with the SEC that are incorporated by reference herein.

All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the Merger, Southwestern will file with the SEC a registration statement on Form S-4 to register the shares of the Company’s common stock to be issued in the Merger. The registration statement will include the proxy statement of Montage and a prospectus of Southwestern, as well as other relevant documents regarding the Merger. The definitive proxy statement/prospectus will be mailed to Montage’s stockholders and will contain important information about the Merger and related matters. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND MONTAGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. The definitive proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Southwestern with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at Investor Relations, 10000 Energy Drive, Spring, Texas 77389, or by telephone at (832) 796-4068. The documents filed by Montage with the SEC may be obtained free of charge at Montage’s website at www.montageresources.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Montage by requesting them by mail at Investor Relations, 122 W. John Carpenter Fwy, Suite 300, Irving, TX 75039, or by telephone at (469) 444-1736.

PARTICIPANTS IN THE SOLICITATION

The Company, Montage and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Montage’s stockholders with respect to the Merger. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on February 27, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 9, 2020. Information concerning the ownership of Montage’s securities by Montage’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Montage’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on March 10, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 28, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.